20012798



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8-70028 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Phase One Financial Services, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 Lexington Avenue, Fl 4
(No. and Street)

| New York | NY | 10017 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Desmoine West 917-435-4826
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkower LLC
(Name – *if individual, state last, first, middle name*)

| 517 Route One South, Suite 4103 | Iselin | NJ | 08830 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, Desmoine West, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Phase One Financial Services, LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

JOONG J. LEE
Notary Public, State of New York
No. 01LE6220280
Qualified in Rockland County
Commission Expires April 12, 20 22

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# PHASE ONE FINANCIAL SERVICES, LLC

Statement of Financial Condition and Notes

Year Ended December 31, 2019

# PHASE ONE FINANCIAL SERVICES, LLC
## Table of Contents

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Phase One Financial Services, LLC

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Phase One Financial Services, LLC (the "Company") as of December 31, 2019 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2018.

Berkower LLC

Berkower LLC
Iselin, New Jersey
April 2, 2020

# Phase One Financial Services, LLC
## Statement of Financial Condition
**As of December 31, 2019**

| | | |
|---|---|---|
| **ASSETS** | | |
| **Cash** | $ | 6,276 |
| **Due from common interest holder** | $ | 7,000 |
| **TOTAL ASSETS** | **$** | **13,276** |
| **LIABILITIES AND MEMBERS' EQUITY** | | |
| **Liabilities** | | |
| **Members' Equity** | | |
| Members' Equity | $ | 13,276 |
| **Total Equity** | $ | 13,276 |
| **TOTAL LIABILITIES AND MEMBERS' EQUITY** | **$** | **13,276** |

See Notes to Financial Statements

# Phase One Financial Services, LLC
## Notes to Financial Statements
## December 31, 2019

### Note 1 – Nature of Business and Significant Accounting Policies

*Nature of Business*
Phase One Financial Services, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). The Company is a limited liability company organized under the laws of the State of Delaware in September 2017.

The Company is approved to conduct business as a securities broker-dealer in the private placement of securities for customers and to engage in mergers and acquisition advisory services. For the year ended December 31, 2019, the firm generated private placement and advisory fees from investment banking clients.

The Company has two classes of interest, common equity and preferred equity. The common equity interest is owned by Phase One Enterprises, LLC ("POE") which interest comprises 95.4% of all Company equity. The preferred equity interest ("Preferred Interest") entitles the holder to profit sharing distributions plus 10.0% of the initial $50,000 liquidation preference ("Liquidation Preference") per annum compounded annually in arrears and beginning eighteen (18) months after January 8, 2019 (the "Effective Date"), can require POE to purchase all (but not less than all) of the Preferred Interests for a purchase price ("Put Purchase Price") equal to the greater of (x) the then current Liquidation Preference or (y) the then fair market value of the Preferred Interest.

*Basis of Accounting*
The financial statements of the company have been prepared in conformity with the accounting principles generally accepted in the United States of America (GAAP).

*Revenue recognition:*
The Financial Accounting Standards Board ("FASB") has issued a comprehensive new revenue recognition standard that supersedes most existing revenue recognition guidance under GAAP (FASB Accounting Standards Codification 606.) The Company adopted this standard effective January 1, 2018.

The standard's core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the identified performance obligation; and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

Company recognizes private placement fee revenue and advisory fee revenue upon completion of performance obligations under the agreements with its clients.

*Use of Estimates*
The presentation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## Phase One Financial Services, LLC
## Notes to Financial Statements

*Cash and Cash Equivalents*
For the year ending December 31, 2019, the Company has maintained one bank account and has no investments in securities.

*Income Taxes*
The Company is a multi-member limited liability company and, as such, all items of taxable income and expense are passed through to its members which amounts are reflected on their respective income tax returns. Accordingly, the Company has not provided for federal and state income taxes. The Company will file federal, New York State and New York City income tax returns for the period ended December 31, 2019.

Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company or its members will not be subject to additional tax, penalties, and interest as a result of such challenge. The Company's income tax returns are subject to examination by taxing authorities for all periods since its September 2017 formation.

**Note 2 – Net Capital Requirements**
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $6,276 which was $1,276 in excess of its required net capital of $5,000. The Company's aggregate indebtedness was $0.

Under its membership agreement with FINRA the Company does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

**Note 3 – Going Concern**
To ensure the Company has sufficient net capital and cash flow to maintain operations, the Company will need to generate revenue and/or obtain additional capital contributions in the calendar year 2020. Failure to receive additional capital or generate revenue will result in the Company's inability to continue as a broker-dealer. The Company's members remain committed to funding the Company as needed to ensure the Company's ability to continue as a going concern.

**Note 4 – Concentrations of Credit Risk and Other Business Concentrations**
The Company's policy is to maintain its cash balances in reputable financial institutions insured by the Federal Deposit Insurance Corporation ("FDIC"), which as of December 31, 2019 provided $250,000 of insurance coverage on deposit accounts. At December 31, 2019, the Company had no uninsured cash balances.

**Note 5 – Subsequent Events**
In preparing these financial statements, the Company has evaluated events and transactions through the date of issuance of these financial statements for potential recognition or disclosure in the financial statements.

## Phase One Financial Services, LLC

## Notes to Financial Statements

**Note 6 – Occupancy**
The Company occupies a space at 450 Lexington Avenue in New York City on a month to month basis.

**Note 7 – Related Parties**
In April of 2019, POE acquired a controlling interest in a former client of the Company, TaxToken Inc. The Company maintains an Affiliate Services, Revenue and Expense Agreement (the "Agreement") with Phase One Capital, LLC ("POC") an entity wholly owned by the ultimate holder of the common interests, Desmoine DeLancey West ("West"). Under the Agreement, West, individually as a registered representative, or POC shall be entitled to receive ninety percent (90%) of all revenue generated by the Company.